SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Viasystems Group Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92553H803

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Recovery II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Recovery II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC RII, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) OO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Partners CDO Fund Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) CO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC CDO Partners CDO Fund II, Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) CO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Recovery IIA, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Recovery IIA GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC RIIA, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) OO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC (NJ), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC (NJ) Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC (NJ), Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) CO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) CO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Active Partners Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) PN

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person GSC Active Partners, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558*
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) CO

* See Item 4 on the following pages.

CUSIP No. 92553H803	SCHEDULE 13G

1		Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Alfred C. Eckert III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0*
	6	Shared Voting Power 15,562,558
	7	Sole Dispositive Power 0*
	8	Shared Dispositive Power 15,562,558*
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,562,558*
10	Check if the Aggregate Amount in Row (9) Excluded Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 76.9%
12		Type of Reporting Person (See Instructions) IN

* See Item 4 on the following pages.

Item 1(a).	Name of Issuer:

Viasystems Group Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:
World Headquarters
101 South Hanley Road, Suite 400
St. Louis, Missouri, USA 63105

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of:

GSC Recovery II, L.P.
GSC Recovery II GP, L.P.
GSC RII, LLC
GSC Partners CDO Fund, Limited
GSC CDO Partners CDO Fund II Limited
GSC Recovery IIA, L.P.
GSC Recovery IIA GP, L.P.
GSC RIIA, LLC
GSCP (NJ), L.P.
GSCP (NJ) Holdings, L.P.
GSCP (NJ), Inc.
GSC Group, Inc.
GSC Active Partners Holdings, L.P.
GSC Active Partners, Inc.
Alfred C. Eckert III

(Collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

For Alfred C. Eckert III:

c/o GSC Group
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932

Item 2(c).	Citizenship

GSC Recovery II, L.P., GSC Recovery II GP, L.P., GSC RII, LLC, GSC Recovery IIA GP, L.P., GSC RIIA, LLC, GSCP (NJ), L.P., GSCP (NJ) Holdings, L.P., GSCP (NJ), Inc., GSC Group, Inc., GSC Active Partners Holdings, L.P. and GSC Active Partners, Inc.

are each organized under the laws of Delaware GSC Partners CDO Fund, Limited and GSC CDO Partners CDO Fund II Limited are each organized under the laws of the Cayman Islands. The person listed in Item 2(a) is a citizen of the United States.

:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

92553H803

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See Item 9 of each coversheet for each reporting person

(b)	Percent of Class: See Item 11 of each coversheet for each reporting person

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	See Item 5 of each coversheet for each reporting person

(ii)	shared power to vote or to direct the vote	See Item 6 of each coversheet for each reporting person

(iii)	sole power to dispose or to direct the disposition of	See Item 7 of each coversheet for each reporting person

(iv)	shared power to dispose or to direct the disposition of	See Item 8 of each coversheet for each reporting person

(a) – (c)                                VG Holdings, LLC (the “Reporting Person”) is the record holder of 15,562,558 shares of common stock (the “Reported Shares”) of the Issuer, representing 76.9% of the Issuer’s total common stock outstanding.  The percentage ownership of the Reporting Person is based on 20,238,085 shares of common stock outstanding as of February 4, 2011, as reported by the Issuer in its Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on February 9, 2011.

Pursuant to the terms of the Limited Liability Company Agreement of VG Holdings, LLC, dated February 11, 2010 (the “LLC Agreement”), the Members (as defined below) of the Reporting Person have agreed, among other things, that all of the Reported Shares shall be voted in favor of the director nominees to be designated by the Reporting Person for election to the Issuer’s board of directors and to cause the Reporting Person to vote the Reported Shares in favor of such nominees.

Pursuant to the terms of the LLC Agreement, the Reported Shares may not be sold or otherwise disposed of prior to a specified date without the unanimous approval of the board of managers of the Reporting Person.  The board of managers consists of one manager designated by the HM Members (as defined below) and one manager designated by the GSC Members (as defined below).  Additionally, the Members have agreed that, under certain circumstances, all of the Reported Shares shall be voted in favor of certain business combination transactions involving the Issuer and to cause the Reporting Person to vote the Reported Shares in favor of such transaction.

As a result, the Reporting Person and/or certain Members may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and certain Members may be deemed to beneficially own Reported Shares that may be beneficially owned by other Members.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person and/or certain Members are a group, or have agreed to act as a group. Certain Members have disclaimed beneficial ownership of any Reported Shares that may be beneficially owned by any other Member, except to the extent of its pecuniary interest therein.

The members of the Reporting Person (collectively, the “Members” and, individually, a “Member”) are (i) Hicks, Muse, Tate & Furst Equity Fund III, L.P.; HM3 Coinvestors, L.P.; HMTF Equity Fund IV (1999), L.P.; HMTF Private Equity Fund IV (1999), L.P.; Hicks, Muse, PG-IV (1999), C.V.; HM4-SBS (1999) Coinvestors, L.P.; and HM4-EQ (1999) Coinvestors, L.P. (collectively, the “HM Members”); (ii) GSC Recovery II, L.P.; GSC Recovery IIA, L.P., GSC Partners CDO Fund, Limited; and GSC Partners CDO Fund II, Limited (collectively, the “GSC Members”); and (iii) TCW Shared Opportunities Fund III, L.P.

GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.  GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.  GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, LLC.  GSCP (NJ), L.P. is the manager of Recovery II. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

GSC Recovery IIA GP, L.P. is the general partner of Recovery IIA.  GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P. GSCP (NJ) Holdings, L.P. is the managing member of GSC RIIA, LLC.  GSCP (NJ), L.P. is the manager of Recovery IIA. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

GSCP (NJ), L.P. is the collateral manager of GSC Partners CDO Fund, Limited and GSC CDO Partners CDO Fund II Limited. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P.

GSC Group, Inc. owns all of the outstanding capital stock of GSCP (NJ), Inc. GSCP Active Partners Holdings, L.P. owns all of the Class A Common Stock of GSC Group, Inc.  GSC Active Partners, Inc. is the general partner of GSC Active Partners Holdings, L.P.  Alfred C. Eckert III is an executive officer and stockholder of GSC Active Partners, Inc.

By virtue of each of the above entity's and individual's relationship with the GSC Members, each may be deemed to have shared voting and investment power over, and be the beneficial owner of, the shares of the Company's Common Stock beneficially owned by the GSC Members. Each of the above entities and individuals disclaims beneficial ownership of the Company's Common Stock except to the extent of each entity's and individuals pecuniary interest in such Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

GSC Recovery IIA, L.P.
By:	GSC Recovery IIA GP, L.P., its general partner
By:	GSC RIIA, LLC, its general partner
By:	GSCP (NJ) Holdings, L.P., its sole member
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC Recovery IIA GP, L.P.
By:	GSC RIIA, LLC
By:	GSCP (NJ) Holdings, L.P., its sole member
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC RIIA, LLC
By:	GSCP (NJ) Holdings, L.P., its sole member
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSCP (NJ), L.P.
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSCP (NJ) Holdings, L.P.
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSCP (NJ), Inc.

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC Group, Inc.

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC Active Partners Holdings, L.P.
By:	GSC Active Partners, Inc., its general partner

By:	/s/ Peter Frank	02/14/10
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC Active Partners, Inc.

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

Alfred C. Eckert III

By:	/s/ Alfred C. Eckert III	02/14/11
Date

GSC Recovery II, L.P.
By:	GSC Recovery II GP, L.P., its general partner By: GSC RII, LLC, its general partner
By:	GSCP (NJ) Holdings, L.P., its sole member By: GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/10
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC Recovery II GP, L.P.
By:	GSC RII, LLC
By:	GSCP (NJ) Holdings, L.P., its sole member
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/10
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC RII, LLC
By:	GSCP (NJ) Holdings, L.P., its sole member
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

GSC Partners CDO Fund, Limited
By:	GSCP (NJ), L.P., its collateral manager
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory

CDO Partners CDO Fund II, Limited
By:	GSCP (NJ), L.P., its collateral manager
By:	GSCP (NJ), Inc., its general partner

By:	/s/ Peter Frank	02/14/11
	Name: Peter Frank	Date
Title: Authorized Signatory